FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited
Financial Results for the Fiscal Year 2010 Third Quarter Ended March 31, 2010

Q3 FY 2010 Highlights
●	Unprecedented backlog reported at $242.3 million as of March 31, 2010
●	Revenues of $33.4 million, as compared to $22.9 million year over year, representing a 45.7% increase

●	Non-GAAP net income attributable to Hollysys of $5.2 million, as compared to $2.1 million year over year, representing a 154.0% increase

Beijing, China – May 12, 2010 – Hollysys Automation Technologies, Ltd.  (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for its fiscal third quarter of fiscal year 2010 ended March 31, 2010 (see attached tables).

Dr. Changli Wang, Hollysys’ Chief Executive Officer, stated, “We are pleased to report a strong fiscal 2010 third quarter with solid financial and operational results. Our financials were significantly improved on a year-on-year basis, and our operational status and sales pipeline remained solid. I would like to discuss some of the key events that took place during this quarter. ”

“We are excited to report that during the March quarter, we signed a USD $2.26 million high-speed railway signaling contract to supply our on-ground control product TCC for the Changchun-Jilin intercity high-speed railway. The 108.16km Changchun-Jilin high-speed railway line is designed with travelling speed of 200kph with five railway stations, and is expected to be commissioned by the end of 2010. We will continue to leverage on our solid leading positioning in China’s high-speed rail signaling market to capture our fair share in China’s aggressive high-speed railway network expansion.

“Also in the March quarter, we signed a follow-on contract to supply our proprietary subway SCADA systems for the Phase Two of Beijing Subway Line 10, with the contract size of USD $17.2 million, pursuant to our successful SCADA system implementation for the Phase One portion of the same line. The Phase Two of Subway Line 10 is 32.44 km in length with 24 stops. This follow-on contract win with Beijing Subway Authority is a further validation of Hollysys’ well-established brand name in China’s fast-growing subway automation market, which we believe will continue to lay solid grounds for the Company to gain quick market acceptance for its future subway automation product offerings, such as the safety-critical subway signaling systems.

“In the March quarter, we have successfully completed the non-controlling interest buyout of acquiring 24.11% of non-controlling interest in Beijing Hollysys, one of the operating subsidiaries of the listing entity.  Hollysys Automation Technologies Ltd. now owns 100% of Beijing Hollysys, which mainly engages in high-speed railway, subway, and nuclear automation businesses. As these national high-growth infrastructure sectors continue its momentum, Beijng Hollysys will contribute its earnings growth in the years to come. The total consideration of the transaction is in-line with the management’s estimates, hovering around USD 59 - 61 million, with approximately 4.4 million new shares issued and RMB 67.6M paid out at the end of March.”

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Dr. Wang continued, “I’d also like to take note of the exciting nuclear automation breakthrough achieved by our nuclear joint venture with China Guangdong Nuclear Power Holding Co., Ltd (CGNPC) , China Techenergy Co., Ltd. (CTEC), in being granted China’s first-ever permit to design and manufacture its proprietary China-made nuclear island automation and control systems. The permit was granted by the National Nuclear Safety Administration of China (NNSA) on March 26, 2010, which signifies that in the near-term future, China will achieve 100% localization of automation and control for nuclear stations, and will place Hollysys and its JV with proprietary technologies at the dominant leading position in China’s fast growing nuclear industry.”

Q3 Fiscal Year 2010 Unaudited Financial Results Summary
To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is included below.

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In USD thousands, except share numbers and EPS
	Three Months ended			Nine Months ended
	Mar 31, 2010	Mar 31, 2009	% Change	Mar 31, 2010	Mar 31, 2009	% Change

Revenues	$33,362	22,899	45.7%	$117,718	112,730	4.4%
Integrated Contract Revenue	$31,262	21,329	46.6%	$111,102	107,512	3.3%
Products Sales	$2,100	1,570	33.7%	$6,616	5,218	26.8%
Cost of Revenues	$20,938	14,544	44.0%	$76,691	73,145	4.8%
Gross Profit	$12,424	8,355	48.7%	$41,027	39,585	3.6%
Total Operating Expenses	$6,563	5,576	17.7%	$17,793	14,177	25.5%
Selling	$2,740	2,279	20.2%	$9,039	7,695	17.5%
General and Administrative	$2,435	2,487	-2.1%	$8,876	6,670	33.1%
Research and Development	$2,963	2,128	39.3%	$9,212	5,237	75.9%
VAT refunds and government subsidy	$(1,575)	(1,318)	19.5%	$(9,334)	(5,425)	72.1%
Income from Operations	$5,861	2,779	110.9%	$23,234	25,408	-8.6%
Others	$(417)	(473)	-11.9%	$-367	190	-293.8%
Income Tax Expenses	$190	3	6,493.4%	$1,112	2,220	-49.9%
Non-GAAP Net income attributable to non-controlling interest	$11	228	-95.3%	$1,805	4,012	-55.0%
Non-GAAP Net Income attributable to Hollysys Automation Technologies Ltd.	$5,243	2,075	152.6%	$19,950	19,366	3.0%
Basic Non-GAAP EPS	$0.10	0.05	128.8%	$0.40	0.43	-8.5%
Diluted Non-GAAP EPS	$0.10	0.05	125.7%	$0.39	0.43	-9.5%

Stock-based Compensation Cost for Options	$131	99	32.1%	$393	188	109.1%
Stock-based Compensation Cost for Incentive Shares	$-	-	-	$-	17,000	-100.0%
Net income attributable to Hollysys Automation Technologies Ltd.(GAAP)	$5,112	1,976	158.7%	$19,557	2,178	798.1%
Basic GAAP EPS	$0.10	0.04	134.3%	$0.39	0.05	698.0%
Diluted GAAP EPS	$0.10	0.04	131.2%	$0.39	0.05	688.9%

Basic Weighted Average Common Shares Outstanding	50,727,316	45,942,614	10.4%	50,200,363	44,606,848	12.5%
Diluted Weighted Average Common Shares Outstanding	51,460,003	45,987,015	11.9%	50,793,407	44,621,648	13.8%

For the three months ended March 31, 2010, total revenues amounted to $33.4 million, increased by $10.5 million, or 45.7%, compared to $22.9 million year over year.  Of the total revenues, revenue from integrated contracts amounted to $31.3 million, and that of each segment was as follows:

•	$16.4 million, or 52.5%, related to Industrial Automation & Control;

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May 12, 2010

•	Rail and subway was $14.0 million, or 44.7%, of which $6.0 million, or 19.0%, was from Rail Signaling and Control projects, and $8.0 million, or 25.7%, was from Subway System Integration projects; and
•	$0.9 million, or 2.8%, related to Nuclear Plant Control projects and miscellaneous.

As a percentage of total revenues, overall gross margin was 37.2% for the three months ended March 31, 2010, as compared to 36.5% for the same period of last year, mainly due to the gross margin for product sales increased from 76.4% for three months ended March 31, 2009, to 88.4% for this March quarter. The gross margin for integrated contracts was 33.8% for the three months ended March 31, 2010, compared to 33.5% for the same period of the prior year.

For the three months ended March 31, 2010, selling expenses were $2.7 million, compared to $2.3 million year over year. The increase in selling expenses was mainly due to the Company’s increased marketing activities. As a percentage to total revenues, selling expenses accounted for 8.2% and 10.0% for quarter ended March 31, 2010 and 2009, respectively.

General and administrative expenses, excluding non-cash share compensation expenses, were $2.4 million, or 7.3% to total revenues, for the quarter ended March 31, compared to $2.5 million, or 10.9% to total revenues, for the same period of the prior year.

Research and development expenses were $3.0 million for the three months ended March 31, 2010, a 39.3% increase as compared to $2.1 million for the same period of the prior year. The increase was mainly due to increased R&D activities. As a percentage to total revenues, R&D expenses were 8.9% and 9.3% for quarter ended March 31, 2010 and 2009, respectively.

For the three months ended March 31, 2010, non-GAAP net income attributable to Hollysys excluding non-cash share compensation expense was $5.2 million, or $0.10 per diluted share based on approximately 51.5 million shares outstanding, as compared to $2.1 million, or $0.05 per share based on approximately 46 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $5.1 million, or $0.10 per diluted share based on approximately 51.5 million shares outstanding, compared to $2.0 million, or $0.04 per diluted share based on 46 million shares outstanding, for the same period of the prior year.

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Backlog Highlights
Hollysys’ backlog as of March 31, 2010 was $242.3 million, compared to $219.6 million at December 31, 2009. The detailed breakdown for the backlog by segment is as followings:
•	$115.0 million related to subway business , or 47.4% of the total backlog;
•	$62.7 million related to industrial automation, or 25.9% of the total backlog;
•	$53.8 million related to high-speed rail, or 22.2% of the total backlog;
•	$10.8 million related to Nuclear and other miscellaneous contracts, or 4.5% of the total backlog.

Cash Flow Highlights
Hollysys generated operating cash flow of $0.4 million for the three months ended March 31, 2010. Including investing and financing activities, the total net cash outflow for the three months ended March 31, 2010 was $19.0 million.

Balance Sheet Highlights
As of March 31, 2010, Hollysys’ cash and cash equivalents were $119.9 million, compared to $138.9 million at December 31, 2009. Days Sales Outstanding (“DSO”) for Q3 FY 2010 is 192 days, as compared to 250 days year over year. Inventory turnover is 94 days for the quarter ended March 31, 2010, compared to 136 days year over year.

Outlook for FY 2010

Dr. Wang concluded, “Due to the delay of a few subway projects because of external factors and unexpected delay of new project granting for high-speed rail, we are revising previously communicated revenue guidance of $185.9M to 192.2M, down to 173.3M to 181.1M, and non-GAAP net income guidance of  $30.3M and $31.4M, down to $28.3M to $29.6M respectively.  “

Conference Call
Management will discuss the current status of the Company’s operations during a conference call at 9:00 AM ET/9:00 PM Beijing time on Thursday, May 13, 2010. Interested parties may participate in the call by dialing the following numbers approximately 5 minutes before the call is scheduled to begin and asking to be connected to the Hollysys Automation Technologies conference call.  The conference call identification number is 71691830.

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May 12, 2010

1-866-519-4004 (USA)
800-819-0121 (China Landline)
400-620-8038 (China Mobile)
+ 65-67239381 (International）

In addition, a recording of the conference call will be accessible within 24 hours via Hollysys’ website at:

http://www.hollysys.com.sg/home/pubdown/130510.zip

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC), high-speed railway Train Control Center (TCC) and Automatic Train Protection (ATP), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control products. Hollysys is the largest SCADA systems supplier to China’s subway automation market, and is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200km to 250km high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300km to 350km high-speed rail segment.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies, Ltd	Page 7
May 12, 2010

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com

Or

Serena Wu
Investor Relations
1-646-593-8125
serena.wu@hollysys.com

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May 12, 2010

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Three months ended March 31,		Nine months ended March 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$31,261,552	$21,328,566	$111,101,929	$107,511,907
Products sales	2,100,144	1,570,426	6,616,482	5,217,848
Total revenues	33,361,696	22,898,992	117,718,411	112,729,755

Cost of integrated contracts	20,694,888	14,173,795	74,639,421	71,357,962
Cost of products sold	243,227	370,402	2,052,009	1,786,610
Gross profit	12,423,581	8,354,795	41,026,981	39,585,183

Operating expenses
Selling	2,739,835	2,278,944	9,038,955	7,695,185
General and administrative	2,566,057	2,586,052	9,269,398	23,858,389
Research and development	2,963,496	2,127,975	9,212,101	5,236,663
VAT refunds and government subsidy	(1,574,613)	(1,317,504)	(9,334,483)	(5,425,421)
Total operating expenses	6,694,775	5,675,467	18,185,971	31,364,816

Income from operations	5,728,806	2,679,328	22,841,010	8,220,367

Other income (expenses), net	(108,918)	(89,013)	(64,117)	783,560
Share of net gains (losses) of equity investees	44,318	(252,907)	644,292	132,548
Interest expense, net	(352,039)	(130,833)	(947,571)	(726,491)
Income before income taxes	5,312,167	2,206,575	22,473,614	8,409,984

Income taxes expenses	189,778	2,878	1,111,584	2,219,865
Net income	5,122,389	2,203,697	21,362,030	6,190,119

Less: Net income attributable to non-controlling interest	10,636	227,514	1,804,930	4,012,393
Net income attributable to Hollysys Automation Technologies Ltd.	$5,111,753	$1,976,183	$19,557,100	$2,177,726

Weighted average number of common shares	50,727,316	45,942,614	50,200,363	44,606,848

Weighted average number of diluted common shares	51,460,003	45,987,015	50,793,407	44,621,648

Basic earnings per share attributable to Hollysys Automation Technologies Ltd.	0.10	0.04	0.39	0.05

Diluted earnings per share attributable to Hollysys Automation Technologies Ltd.	0.10	0.04	0.39	0.05

Other comprehensive income
Net income	5,122,389	2,203,697	21,362,030	6,190,119
Translation adjustments	31,923	(365,048)	149,811	486,254
Comprehensive income	5,154,312	1,838,649	21,511,841	6,676,373

Less: Comprehensive income attributable to non-controlling interest	12,355	187,394	1,825,598	4,067,577
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$5,141,957	$1,651,255	$19,686,243	$2,608,796

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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	March 31,	December 31,
	2010	2009
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$119,930,627	$138,934,585
Contract commitment deposit in banks	4,237,057	3,623,312
Accounts receivable, net of allowance for doubtful accounts of $7,321,655 and $7,470,817	64,902,638	62,471,833
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $688,158 and $908,735	44,234,355	42,257,121
Other receivables, net of allowance for doubtful accounts of $182,000 and $183,175	4,551,142	4,173,793
Advances to suppliers	13,185,758	5,435,659
Amount due from related parties	10,536,598	9,918,280
Inventories, net of provision of $1,444,708 and $1,187,717	21,267,445	19,704,487
Prepaid expenses	1,124,323	994,471
Income tax recoverable	1,004,314	-
Deferred tax assets	1,667,283	1,282,775
Deposit for acquisition of equity interest from non-controlling interest	6,206,237	-
Total current assets	292,847,777	288,796,316

Property, plant and equipment, net	47,969,800	48,640,944
Long term investments	14,169,174	13,751,983
Goodwill	285,124	284,936
Deferred tax assets	688,119	767,822

Total assets	355,959,994	352,242,001

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	1,464,922	1,464,493
Current portion of long-term loans	732,461	-
Bonds payable	11,719,379	11,715,947
Accounts payable	35,120,711	34,789,135
Deferred revenue	37,227,125	26,507,895
Accrued payroll and related expense	3,623,791	5,195,086
Income tax payable	1,449,243	822,727
Warranty liabilities	2,075,347	2,000,454
Other tax payables	8,115,604	7,283,233
Accrued liabilities	7,764,485	7,482,159
Amounts due to related parties	2,560,252	2,901,648
Deferred tax liabilities	79,654	231,686
Construction cost payable	2,749,923	5,221,674
Total current liabilities	114,682,897	105,616,137

Long-term bank loans	35,890,600	36,612,334
Long-term bonds payable	-	-

Total liabilities	150,573,497	142,228,471

Commitments and contingencies	-	-

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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	March 31,	December 31,
	2010	2009
	(Unaudited)	(Unaudited)
Stockholder’s equity
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 54,356,562 and 49,942,614 shares issued and outstanding	54,357	49,943
Additional paid-in capital	140,909,078	130,393,281
Appropriated earnings	15,135,442	15,135,442
Retained earnings	32,789,354	27,677,602
Accumulated comprehensive income - translation adjustments	16,491,722	14,000,994
Total Hollysys Automation Technologies Ltd. stockholder’s equity	205,379,953	187,257,262

Non-controlling interest	6,544	22,756,268
Total equity	205,386,497	210,013,530

Total liabilities and equity	$355,959,994	$352,242,001

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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended March 31, 2010	Nine months ended March 31, 2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$5,122,389	$21,362,030
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	798,185	2,385,209
Allowance (reversal) for doubtful accounts	(409,971)	1,001,498
Provision for inventories	256,991	330,568
Loss on disposal of property, plant and equipment	4,363	203,021
Share of net gains from equity investees	(44,318)	(644,292)
Amortization of expenses accrued for bond payable	15,307	45,910
Stock-based compensation	131,019	393,057
Deferred tax liabilities	(456,837)	(1,526,405)
Changes in operating assets and liabilities:
Accounts receivable	(2,215,964)	(9,408,114)
Cost and estimated earnings in excess of billings	(1,754,933)	6,916,260
Inventories	(1,819,949)	(2,760,642)
Advance to suppliers	(7,540,340)	(5,108,143)
Other receivables	(407,237)	(409,096)
Deposits and other assets	(1,763,202)	553,526
Due from related parties	(991,332)	(2,984,216)
Accounts payable	691,246	(3,138,243)
Deferred revenue	10,719,230	16,154,585
Accruals and other payable	(1,067,777)	4,888,766
Due to related parties	(341,396)	1,095,569
Tax payable	1,458,887	(985,056)
Net cash provided by operating activities	384,361	28,365,792

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,159,261)	(10,976,927)
Proceeds from disposing property, plant and equipment	4,942	8,976
Advance to related parties	4,699	649,937
Acquisition of long term investments	-	(1,000,454)
Dividends from equity investees	-	58,575
Acquisition of a subsidiary, net of cash acquired	(146,483)	(131,181)
Acquisition of equity interest from non-controlling interest	(9,910,265)	(10,348,540)
Deposit for acquisition of equity interest from non-controlling interest	(6,203,874)	(6,203,874)
Net cash used in investing activities	(19,410,242)	(27,943,488)

Cash flows from financing activities:
Repayments of short-term loans	-	(4,393,094)
Repayments of long-term bank loans	-	(5,125,276)
Net cash used in financing activities	-	(9,518,370)

Effect of foreign exchange rate changes	21,923	144,027
Net decrease in cash and cash equivalents	$(19,003,958)	$(8,952,039)

Cash and cash equivalents, beginning of period
Cash and cash equivalents, end of period	$138,934,585	$128,882,666
	119,930,627	119,930,627

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May 12, 2010

Reconcile GAAP Net Income to Non-GAAP Net Income
The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
	Three months ended March 31,		Nine months ended March 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income attributable to Hollysys Automation Technologies Ltd.	$5,111,753	$1,976,183	$19,557,100	$2,177,726
Adjustments:
Stock-based compensation cost for options	131,019	99,219	393,057	188,007
Stock-based compensation cost for incentive shares	-	-	-	17,000,000
Non-Gaap Net Income attributable to Hollysys Automation Technologies Ltd.	$5,242,772	$2,075,402	$19,950,157	$19,365,733